SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 11-K

☒	Annual Report Pursuant to Section 15(d) of The Securities Exchange Act of 1934

For the Fiscal Year ended December 31, 2006

OR

☐	Transition Report Pursuant to Section 15(d) of The Securities Exchange Act of 1934

Commission file number 333-51434

FOX INVESTMENT PLAN

2121 Avenue of the Stars, Suite 647

Los Angeles, CA 90067

(Full title of the plan and the address of the plan,

if different from that of the issuer named below)

NEWS CORPORATION

1211 Avenue of the Americas

New York, NY 10036

(Name of issuer of the securities held pursuant to the plan

and the address of its principal executive office)

Fox Investment Plan

Financial Statements and Supplemental Schedule

As of December 31, 2006 and 2005

and for the year ended December 31, 2006

Report of Independent Registered Public Accounting Firm

The Retirement Board of

Fox Entertainment Group, Inc.

We have audited the accompanying statements of net assets available for benefits of Fox Investment Plan as of December 31, 2006 and 2005, and the related statement of changes in net assets available for benefits for the year ended December 31, 2006. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. We were not engaged to perform an audit of the Plan’s internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan at December 31, 2006 and 2005, and the changes in its net assets available for benefits for the year ended December 31, 2006, in conformity with U.S. generally accepted accounting principles.

Our audits were performed for the purpose of forming an opinion on the financial statements taken as a whole. The accompanying supplemental schedule of assets (held at end of year) as of December 31, 2006, is presented for purposes of additional analysis and is not a required part of the financial statements but is supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This supplemental schedule is the responsibility of the Plan’s management. The supplemental schedule has been subjected to the auditing procedures applied in our audits of the financial statements and, in our opinion, is fairly stated in all material respects in relation to the financial statements taken as a whole.

/s/ Ernst & Young LLP

Los Angeles, California
June 25, 2007

Fox Investment Plan

Statements of Net Assets Available for Benefits

	December 31
	2006	2005
Assets
Investments, at fair value	$722,978,505	$598,596,370
Cash	92,593	—

Receivables:
Employer contributions	442,831	388,336
Participant contributions	1,287,447	1,076,239
Interest and other	4,119	18,613

Total receivables	1,734,397	1,483,188

Total assets	724,805,495	600,079,558

Liabilities
Due to broker for securities purchased	369,344	75,624
Other liabilities	—	126

Total liabilities	369,344	75,750

Net assets reflecting all investments at fair value	724,436,151	600,003,808
Adjustment from fair value to contract value for fully benefit-responsive investment contracts	1,207,348	1,245,932

Net assets available for benefits	$725,643,499	$601,249,740

See accompanying notes.

Fox Investment Plan

Statement of Changes in Net Assets Available for Benefits

Year Ended December 31, 2006

Additions:
Contributions:
Employer, net of forfeitures	$20,074,630
Participant	57,393,851
Rollover	5,793,692

Total contributions	83,262,173

Transfer from other plans	207,614
Interest, dividends and other	55,526,820
Net appreciation in fair value of investments	24,262,908

Total additions	163,259,515

Deductions:
Benefits paid to participants	38,837,284
Transfers to other plans	20,151
Administrative and other expenses	8,321

Total deductions	38,865,756

Net increase	124,393,759

Net assets available for benefits at beginning of year	601,249,740

Net assets available for benefits at end of year	$725,643,499

See accompanying notes.

Fox Investment Plan

Notes to Financial Statements

December 31, 2006

1. Description of the Plan

The following description of the Fox Investment Plan (the Plan) provides only general information. Participants should refer to the Plan document and related amendments for more complete information.

General

The Plan is a defined contribution plan sponsored by Fox Entertainment Group, Inc. (the Plan Sponsor and the Company). Its purpose is to assist employees in establishing a regular savings and investment program to provide additional financial security for their retirement. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974, as amended (ERISA). The Plan was adopted effective June 1, 1984. Effective January 1, 1998, the Plan was restated, and has since been amended, to change the name of the Plan Sponsor to Fox Entertainment Group, Inc., to incorporate various optional amendments, and to comply with legislative required amendments.

Eligibility

The Plan is a defined contribution plan available to certain nonunion employees of the Company to which the Plan has been extended. Currently, union employees under certain collective bargaining agreements are also eligible to participate. An eligible employee can enroll in the Plan on the first day of the payroll cycle immediately following commencement of employment or the first day of any payroll cycle thereafter.

Contributions

The following types of contributions are allowable under the terms of the Plan document:

Participant Contributions – Participants can voluntarily contribute on a before-tax and/or after-tax basis, as defined in the Plan document, subject to certain limitations under the Internal Revenue Code (the Code). Participants who have reached age 50 before the end of the Plan year are eligible to make catch-up contributions which are also subject to certain limitations of the Code.

Employer Contributions – The Company shall contribute for each participant each pay period an amount equal to 50% of the first 6% of the participant’s contributions.

Fox Investment Plan

Notes to Financial Statements (continued)

1. Description of the Plan (continued)

Rollover Contributions – Amounts distributed to participants from other tax-qualified plans and/or individual retirement accounts may be contributed to the Plan.

The total amount contributed to a participant’s account (excluding rollover contributions) for the year ended December 31, 2006 may not exceed the lesser of (a) $44,000, or (b) 100% of the participant’s includable compensation, as defined by the Plan document and the Code.

Vesting

Participants are immediately 100% vested in their before-tax and after-tax contributions and rollover contributions. Effective January 1, 2004, the Plan was amended to allow participants to vest in the employer’s contributions account based on the participant’s years of vesting service, as follows:

Years of Service	Vested Percentage
Less than 1	0%
1 but less than 2	20%
2 but less than 3	40%
3 but less than 4	60%
4 but less than 5	80%
5 or more	100%

For those participants hired prior to January 1, 2004, the prior vesting schedule was retained, and is as follows:

Years of Service	Vested Percentage
Less than 1	0%
1 but less than 2	50%
2 but less than 3	75%
3 or more	100%

Fox Investment Plan

Notes to Financial Statements (continued)

1. Description of the Plan (continued)

A participant becomes 100% vested in the employer’s contribution account at the earliest of the following dates:

•	Completion of five years of vesting service (three years of vesting service for participants hired prior to January 1, 2004)

•	Death

•	Termination of employment due to total and permanent disability

•	Retirement at age 65

•	Termination of the Plan

Forfeitures

If a participant elects a distribution of his/her vested account balance upon termination of employment, the nonvested portion of his/her employer contribution account is forfeited. If a participant defers distribution of his/her account balance, the participant’s employer contribution account is forfeited after a consecutive 60-month period has elapsed after an employee’s termination date. In accordance with the Plan document, such forfeitures are used to reduce future employer matching contributions. For the year ended December 31, 2006, forfeitures of approximately $915,000 were used to reduce the employer matching contributions.

Forfeited balances of approximately $126,000 and $97,000 were available to reduce future contributions as of December 31, 2006 and 2005, respectively.

Investment Options

The plan administrator intends the Plan to constitute a Plan described in section 404(c) of ERISA. Upon enrollment in the Plan, a participant may direct employee and employer contributions in 1% increments among various investment options offered by the Plan. Participants may direct their investment balances among these various investment options at anytime, subject to trading restrictions imposed by the mutual fund companies. During the year ended December 31, 2006, the Plan added the following investment options: the Fidelity Freedom 2045 Fund and the Fidelity Freedom 2050 Fund.

Fox Investment Plan

Notes to Financial Statements (continued)

1. Description of the Plan (continued)

Participant Accounts

Each participant’s account is credited with the participant’s contribution and allocation of the Company’s contribution, and debited for any distributions. Investment fund gains, losses and expenses are allocated based on the participant’s account balances in each fund.

Participants’ Loans

Participants may borrow from the Plan, subject to a minimum loan of $1,000 and a maximum loan of $50,000 or 50% of the participant’s vested account balance. The loans are payable over a period of one to five years, or if the proceeds are used for the purchase of a participant’s principal residence, the loans are payable over a period not to exceed 15 years. The loans bear interest at the prime rate plus 1%. The loans are secured by the pledge of the participant’s interest in the Plan. Participants may either pay off outstanding loan balances when they leave the Company or continue to make loan repayments after termination. The Trustee, Fidelity Management Trust Company, has established a loan fund for recording loan activities.

Payment of Benefits

Benefits to participants or beneficiaries are payable in lump sums equal to the value of the participants’ vested accounts as of the date of distribution.

Administrative Expenses

The Company may, at its discretion, elect to pay administrative expenses of the Plan. Administrative expenses not paid by the Company are paid from the assets of the Plan. During the year ended December 31, 2006, approximately $8,321 of administrative expenses were paid from the accounts of the affected participants.

2. Summary of Accounting Policies

Basis of Accounting

The accompanying financial statements of the Plan have been prepared under the accrual basis of accounting.

Fox Investment Plan

Notes to Financial Statements (continued)

2. Summary of Accounting Policies (continued)

Use of Estimates

The preparation of the Plan’s financial statements in conformity with U.S. generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and changes therein, and disclosure of contingent assets and liabilities. Actual results could differ from those estimates.

Risks and Uncertainties

The Plan’s exposure to credit loss in the event of nonperformance of investments is limited to the carrying value of such instruments. The Plan’s concentration of credit risk and market risk is dictated by the Plan’s provisions as well as those of ERISA and the participants’ investment preference.

The Plan provides for various investment options in mutual funds, common stock, guaranteed investment contracts (GICs) and synthetic GICs. Investment securities are exposed to various risks such as interest rate, market and credit. Due to the level of risk associated with certain investment securities and the level of uncertainty related to changes in the value of investment securities, it is at least reasonably possible that changes in risk in the near term could materially affect participants’ account balances and the amounts reported in the financial statements.

Investment Valuation and Income Recognition

The Plan’s investments are stated at fair value. Mutual funds, government and corporate securities, and common stock investments are stated at quoted market prices. The fair value of traditional and separate account GICs was calculated using the present value of the contracts’ future cash flow values discounted by comparable duration Wall Street Journal GIC index rates. Fair value is based on market value provided by external investment managers for constant duration synthetic GICs. Fair values for general fixed maturity synthetic GICs are calculated using the sum of all underlying assets’ market values provided by an external pricing source. The participant loans are stated at face value, which approximates fair value.

Purchases and sales of securities are recorded on a trade-date basis. Interest income is recognized when earned. Dividends are recorded on the ex-dividend dates.

Payment of Benefits

Benefits are recorded when paid.

Fox Investment Plan

Notes to Financial Statements (continued)

2. Summary of Accounting Policies (continued)

Net Appreciation (Depreciation) in Fair Value of Investments

All realized and unrealized appreciation (depreciation) in the value of investments is shown in the accompanying Statement of Changes in Net Assets Available for Benefits as net appreciation in fair value of investments.

New Accounting Pronouncement

In December 2005, the Financial Accounting Standards Board (FASB) issued FASB Staff Position AAG INV-1 and SOP 94-4-1, Reporting of Fully Benefit-Responsive Investment Contracts Held by Certain Investment Companies Subject to the AICPA Investment Company Guide and Defined-Contribution Health and Welfare and Pension Plans (the FSP). The FSP defines the circumstances in which an investment contract is considered fully benefit-responsive and provides certain reporting and disclosure requirements for fully benefit-responsive investment contracts in defined contribution health and welfare and pension plans. The Plan has adopted the provisions of the FSP at December 31, 2006.

As required by the FSP, investments in the accompanying Statements of Net Assets Available for Benefits include fully benefit-responsive investment contracts recognized at fair value with a corresponding adjustment to reflect these investments at contract value. The requirements of the FSP have been applied retroactively to the Statement of Net Assets Available for Benefits as of December 31, 2005, presented for comparative purposes. Adoption of the FSP had no effect on the Statement of Changes in Net Assets Available for Benefits for the period presented.

Fox Investment Plan

Notes to Financial Statements (continued)

3. Investments

The following table presents investments that represent 5% or more of the Plan’s net assets:

	December 31
	2006		2005
Investments at fair value:
News Corporation Class B Common Stock	$36,316,234		$27,069,101	*
Fidelity Puritan Fund	140,457,971		123,209,092
Fidelity Magellan Fund	111,742,241		106,936,084
Mairs & Power Growth Fund	66,193,727		59,114,951
American Funds EuroPacific Growth R4	98,110,356		68,417,742
Fidelity Spartan U.S. Equity Index Fund	43,923,280		36,649,047
PIMCO Total Return Fund	34,749,666	*	32,269,520
Fidelity Mid-Cap Stock Fund	47,138,344		31,541,361

*	Amount represents less than 5% of net assets at year-end.

During the year ended December 31, 2006, the Plan’s investments (including gains and losses on investments bought and sold, as well as held during the year) appreciated in value as follows:

Mutual funds	$15,146,517
News Corporation Class B Common Stock	9,116,391

$24,262,908

4. Investment Contracts with Insurance Companies

The Standish Mellon Income Fund includes deposit GICs, synthetic GICs, and bank investment contracts. In accordance with the FSP, this fund is presented at fair value. The adjustment from fair value to contract value for the fully benefit-responsive GICs and synthetic GICs held by this fund is based on the contract value as reported by Standish Mellon, which represents contributions made under the contracts, plus earnings, less withdrawals and administrative expenses, and excludes the short-term investment fund.

Fox Investment Plan

Notes to Financial Statements (continued)

4. Investment Contracts with Insurance Companies (continued)

The average yields for the Standish Mellon Income Fund are as follows for December 31, 2006 and 2005:

	2006	2005
Average yield:
Based on actual earnings	4.64%	4.35%
Based on interest rate credited to participants	4.63%	4.39%

The fair values, contract values and adjustments to contract value for the traditional GIC’s, synthetic GICs and common/collective trust that holds GICs as of December 31, 2006 and 2005 are as follows:

	2006
	Fair Value	Contract Value	Adjustment to Contract Value
GICs	$6,296,947	$6,325,297	$28,350
Synthetic GIC’s	70,957,511	72,121,290	1,163,779
Common/collective trust	2,371,514	2,386,733	15,219

	$79,625,972	$80,833,320	$1,207,348

	2005
	Fair Value	Contract Value	Adjustment to Contract Value
GICs	$10,010,564	$10,056,017	$45,453
Synthetic GIC’s	60,488,190	61,665,488	1,177,298
Common/collective trust	2,257,130	2,280,311	23,181

	$72,755,884	$74,001,816	$1,245,932

Fox Investment Plan

Notes to Financial Statements (continued)

4. Investment Contracts with Insurance Companies (continued)

The fair values of the assets underlying the synthetic GICs, by type of securities, as of December 31, 2006 and 2005, are as follows:

	2006	2005
U.S. government securities	$53,265,823	$39,970,194
Corporate obligations	17,698,991	20,541,146
Fair value of wrappers	(7,303)	(23,150)

Fair value of investments	70,957,511	60,488,190
Difference between fair value and contract value of synthetic GICs	1,163,779	1,177,298

Contract value of synthetic GICs	$72,121,290	$61,665,488

The Standish Mellon Income Fund consists of three types of investment contracts. All investment contracts are benefit responsive.

Guaranteed Investment Contracts

Traditional GICs are unsecured, general account obligations of insurance companies. The obligation is backed by the general account assets of the insurance company that writes the investment contract. The crediting rate on this product is typically fixed for the life of the investment.

Separate account GICs are investments in a segregated account of assets maintained by an insurance company for the benefit of the investors. The total return of the segregated account assets supports the separate account GIC’s return. The credited rate on this product will reset periodically and it will not have an interest rate of less than 0%.

Fixed Maturity Synthetic Guaranteed Investment Contracts

Generally, fixed maturity synthetic GICs consist of a market-valued asset or collection of market-valued assets that are owned by the fund, or Plan, and a benefit-responsive, book value wrap contract purchased for the portfolio. The wrap contract provides book value accounting for the asset and assures that book value, benefit-responsive payments will be made for participant directed withdrawals. The crediting rate of the contract is set at the start of the contract and typically resets every quarter. Generally, these contracts are held to maturity. The initial crediting rate is established based on the market interest rates at the time the initial asset is purchased and the interest crediting rate cannot be less than 0%.

Fox Investment Plan

Notes to Financial Statements (continued)

4. Investment Contracts with Insurance Companies (continued)

Variable synthetic GICs consist of an asset or collection of assets that are managed by the bank or insurance company and are held in a bankruptcy remote vehicle for the benefit of the fund, or Plan. The variable synthetic GICs are benefit-responsive and provide next day liquidity at book value. The crediting rate on this product resets every quarter based on the then current market index rates and an investment spread. The investment spread is established at the time of issuance and is guaranteed by the issuer for the life of the investment.

Constant Duration Synthetic Guaranteed Investment Contracts

Constant duration synthetic GICs consist of a portfolio of securities owned by the fund and a benefit-responsive, book value wrap contract purchased for the portfolio. The wrap contract amortizes gains and losses of the underlying securities over the portfolio duration, and assures that book value, benefit-responsive payments will be made for participant-directed withdrawals. The crediting rate resets every quarter based on the book value of the contract, the market yield of the underlying assets, the market value of the underlying assets and the average duration of the underlying assets. The crediting rate aims at converging the book value of the contract and the market value of the underlying portfolio over the duration of the contract and therefore will be affected by movements in interest rates and/or changes in the market value of the underlying portfolio. The initial crediting rate is established based on the market interest rates at the time the underlying portfolio is first established and it will not have an interest crediting rate of less than 0%.

Certain events could limit the ability of the Standish Mellon Income Fund to transact withdrawals and transfers at contract value. Such events include the following:

•	Company-initiated events including events within the control of the Plan or Plan Sponsor which would have a material and adverse effect on the Standish Mellon Income Fund;

•	Company communications designed to induce participants to transfer from the Standish Mellon Income Fund;

•	Competing fund transfer or violation of equity wash or equivalent rules in place;

•	Changes of qualification status of the Company or the Plan.

Fox Investment Plan

Notes to Financial Statements (continued)

4. Investment Contracts with Insurance Companies (continued)

The plan administrator does not believe that the occurrence of any of the above events, which would limit the Standish Mellon Income Fund’s ability to transact at contract value with participants, is probable.

In general, issuers may terminate the contract and settle at other than contract value if the qualification status of the employer or plan changes, breach of material obligations under the contract and misrepresentation by the contract holder, or failure of the underlying portfolio to conform to the preestablished investment guidelines.

5. Related-Party Transactions

The Plan engages in certain transactions involving Fidelity Management Trust Company, the Trustee, and News Corporation, the parent company, which are parties-in-interest as defined by ERISA. These transactions involve the purchase and sale of News Corporation’s common stock and investing Plan monies in money market and mutual funds managed by Fidelity Management Trust Company or its related affiliates. Fees paid by the Plan Sponsor to Fidelity Management Trust Company for the year ended December 31, 2006, were not significant. Investments managed by Fidelity Management Trust Company amounted to $394,334,173 and $325,896,223 as of December 31, 2006 and 2005, respectively.

6. Income Tax Status

The Plan has received a determination letter from the Internal Revenue Service dated March 24, 2000, stating that the Plan is qualified under Section 401(a) of the Code and, therefore, the related trust is exempt from taxation. Subsequent to this determination by the Internal Revenue Service, the Plan was amended. Once qualified, the Plan is required to operate in conformity with the Code to maintain its qualification. The plan administrator has indicated that it will take the necessary steps, if any, to bring the Plan’s operation into compliance with the Code.

7. Plan Termination

Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate or amend the Plan subject to the provisions of ERISA. Upon termination of the Plan or upon the complete discontinuance of contributions under the Plan, all participants shall become 100% vested in their accounts, after payment of any expenses properly chargeable thereto.

Fox Investment Plan

Notes to Financial Statements (continued)

8. Reconciliation of Financial Statement to Form 5500

The following is a reconciliation of net assets per the financial statements as of December 31, 2006, to net assets per the Form 5500:

2006
Net assets per the financial statements	$725,643,499
Less: Difference between fair value and contract value of synthetic GICs and common/collective trust	(1,178,998)

Net assets per the Form 5500	$724,464,501

Traditional GICs are reported at contract value in the Form 5500. The Synthetic GICs and common collective trust that holds GICs are reported at fair value in the Form 5500 as of December 31, 2006. There was no reconciling difference between net assets per the financial statements as of December 31, 2005, and net assets per the Form 5500.

The following is a reconciliation of investment income per the financial statements to the Form 5500 for the year ended December 31, 2006:

Total investment income per the financial statements	$79,789,728
Less: difference between fair value and contract value of synthetic GICs and common/collective trust	(1,178,998)

Total investment income per the Form 5500	$78,610,730

9. Subsequent Event

Effective January 1, 2007, the IGN Entertainment, Inc. 401(k) Plan merged into the Plan. Participants with a rollover account in the IGN Entertainment, Inc. 401(k) Plan that merged into the Plan shall be entitled to withdraw amounts from that rollover account to the same extent that such withdrawals were available under the IGN Entertainment, Inc. 401(k) Plan as of the merger date. Approximately $6,461,000 transferred from the IGN Entertainment, Inc. 401(k) Plan due to the merger.

Supplemental Schedule

Fox Investment Plan

EIN: 20-2141557	Plan Number: 003

Schedule H, Part IV, Line 4(i) – Schedule of Assets

(Held at End of Year)

December 31, 2006

Identity of Issue	Description of Investment	Current Value
Common Stock
News Corporation Common Stock
*News Corporation Class B	Common Stock, 1,631,457 shares	$36,316,234
*Fidelity Management Trust Company	Short-term investment fund	794,924

		37,111,158

Short-Term Investments
*Fidelity Management Trust Company	Short-term investment fund; 5.35%	2,288,959

Common Collective Trust
Goode Stable Value Trust Fund	Collective fund; 4.90% yield	2,371,514

Traditional Guaranteed Investment Contracts (GICs)
**John Hancock	GIC; 5.67% yield; 7/16/07	959,595
**Allstate	GIC; 5.51% yield; 9/17/07	651,010
**GE Life and Annuity	GIC; 4.92% yield; 11/15/07	1,241,993
**New York Life Insurance Company	GIC; 4.05% yield; 10/15/07	792,620
**Ohio National Life Insurance Company	GIC; 3.95% yield; 3/14/08	775,027
**Principal Life Insurance Company	GIC; 3.67% yield; 10/15/07	803,143
**Principal Life Insurance Company	GIC; 2.76% yield; 7/15/08	1,101,909

Total Traditional GICs		6,325,297

Fox Investment Plan

EIN: 20-2141557	Plan Number: 003

Schedule H, Part IV, Line 4(i) – Schedule of Assets

(Held at End of Year) (continued)

December 31, 2006

Identity of Issue	Description of Investment	Current Value
Synthetic GICs
Rabobank – FOX060201
Barclay’s Global Investors Collective Fund	Variable maturities; 4.81% yield	$17,063,042
Wrapper		2,752

Fair value of contract		17,065,794

Monumental Life Insurance Co.
(Aegon) – MDA00355TR
Barclay’s Global Investors Collective Fund	Variable maturities; 4.82% yield	18,385,698
Wrapper		(2,966)

Fair value of contract		18,382,732

Monumental Life Insurance Co.
(Aegon) – BDA00304TR6 (7)	Maturity 6/15/2010; 4.07% yield
Commercial Mortgage-Backed Security	Series 05-LDP2, Class A2; 6/15/10; $1,000,000; 4.58%	982,915
Wrapper		(146)

Fair value of contract		982,769

IXIS Financial Product – WR 1816-03	Maturity 5/15/2010; 4.45% yield
Federal Home Loan Mortgage Corp.	Series 2415; Class CD; 2/15/2008; $1,000,000; 5.50%	126,671
Commercial Mortgage Backed Security	Series 05-C3, Class A2; 5/15/10; $1,000,000; 4.64%	984,631
Wrapper		(413)

Fair value of contract		1,110,889

IXIS Financial Products	5 year CMS-17, 5.00% yield	1,513,150

Fox Investment Plan

EIN: 20-2141557	Plan Number: 003

Schedule H, Part IV, Line 4(i) – Schedule of Assets

(Held at End of Year) (continued)

December 31, 2006

Identity of Issue	Description of Investment	Current Value
Synthetic GICs (continued)
UBS AG – 2656	Maturity 4/25/2011, 4.41% yield
DLJ Coml Mtg	Series 99-CG1; Class A1B; 1/10/09; $765,000; 6.46%	$783,940
Federal Home Loan Corp.	Series 03-92; Class NM; 10/25/08; $700,000; 3.50%	533,764
Commercial Mortgage Backed Sec	Series 01-IQA; Class A3; 1/18/11; $1,000,000; 5.72%	697,191
Commercial Mortgage Backed Sec	Series 99-C1; Class A2; 4/15/09; $1,000,000; 6.78%	1,027,242
Commercial Mortgage Backed Sec	Series 98-D7; Class A1B; 9/15/08; $1,000,000; 6.26%	1,015,162
Commercial Mortgage Backed Sec	Series 98-D7; Class A1B; 9/15/08; $1,350,000; 6.26%	1,370,468
Commercial Mortgage Backed Sec	Series 01-CF2; Class A4, 1/15/11; $720,000, 6.51%	753,394
Commercial Mortgage Backed Sec	Series 05-2; Class A3, 7/10/10; $1,250,000; 4.61%	1,232,628
Federal Home Loan Corp.	Series 03-86; Class OC; 4/25/11; $1,000,000; 5.00%	994,733
GNMA Project Loans	Series 06-67; Class A; 10/16/11; $1,000,000; 3.95%	970,922
Wrapper		(942)

Fair value of contract		9,378,502

Bank of America, N.A. 03 – 049	Maturity 5/10/2011; 4.54% yield
Citibank Credit Card	Series 03-A6; Class A6; 5/15/08; $1,000,000; 2.90%	973,141
MBNA Master Credit Card	Series 03-A7; Class A7; 6/15/08; $1,000,000; 2.65%	966,039
Federal Home Loan Corp.	Series 2644; Class AW; 7/15/10; $1,000,000; 4.00%	973,715
Federal Home Loan Corp.	Series 2715; Class ND; 12/15/10; $1,500,000; 4.50%	1,474,681

Fox Investment Plan

EIN: 20-2141557	Plan Number: 003

Schedule H, Part IV, Line 4(i) – Schedule of Assets

(Held at End of Year) (continued)

December 31, 2006

Identity of Issue	Description of Investment	Current Value
Synthetic GICs (continued)
Federal Home Loan Corp.	Series 2634; Class ML; 8/15/10; $1,000,000; 3.50%	$962,632
Federal Home Loan Corp.	Series 2763; Class PC; 4/15/11; $1,000,000; 4.50%	981,542
Citibank Credit Card	Series 06-A4; Class A4; 5/10/11; $1,000,000; 5.45%	1,021,280
Rate Reduction Bonds	Series 04-1; Class A2; 11/15/12; $1,750,000; 4.81%	1,745,690
Wrapper		(3,775)

Fair value of contract		9,094,945

IXIS Financial Products, Inc.
WR-1816-01	Maturity 4/15/2011; 4.71% yield
Federal Home Loan Corp.	Series 2624; Class OD; 6/15/10; $1,000,000; 3.50%	963,658
Rate Reduction Bonds	Series 04-1; Class A1; 11/15/09; $1,000,000; 3.52%	557,200
Federal Home Loan Corp.	Series 2785; Class NA; 5/15/11; $1,000,000; 4.00%	804,588
Federal Home Loan Corp.	Series 2640; Class TL; 11/15/10; $1,500,000; 4.00%	1,461,466
Commercial Mortgage Backed Sec	Series 2005-CIPI; Class A2, 8/12/10; $1,000,000; 4.96%	995,375
Commercial Mortgage Backed Sec	Series 06-LDP6; Class A2, 4/15/11; $1,000,000; 5.38%	1,008,633
Commercial Mortgage Backed Sec	Series 06-T22; Class A2, 5/12/11; $1,000,000; 5.47%	1,015,477
Wrapper		(883)

Fair value of contract		6,805,514

Fox Investment Plan

EIN: 20-2141557	Plan Number: 003

Schedule H, Part IV, Line 4(i) – Schedule of Assets

(Held at End of Year) (continued)

December 31, 2006

Identity of Issue	Description of Investment	Current Value
Synthetic GICs (continued)
AIG Financial Products –543451	Maturity 11/15/2012; 4.49% yield
Citibank Credit Card	Series 03-A3; Class A3; 3/10/08; $1,000,000; 3.10%	$984,708
Federal Home Loan Corp.	Series 2857; Class BG; 10/15/11; $1,000,000; 4.50%	977,126
Federal Home Loan Corp.	Series 2900; Class PB; 11/15/12; $1,250,000; 4.50%	1,220,990
Federal Home Loan Corp.	Series 03-122; Class OJ, 10/25/10; $1,500,000; 4.00%	1,453,966
Federal Home Loan Corp.	Series 2875; Class PY, 11/15/11; $1,000,000; 4.50%	976,354
Commercial Mortgage Backed Sec	Series 06-CB14; Class A2, 3/12/11; $1,000,000; 5.44%	1,011,002
Wrapper		(930)

Fair value of contract		6,623,216

Total Fair Value of Synthetic GICs		70,964,814
Total Fair Value of Wrappers		(7,303)

Total Fair Value of Synthetic GICs		70,957,511

Fox Investment Plan

EIN: 20-2141557	Plan Number: 003

Schedule H, Part IV, Line 4(i) – Schedule of Assets

(Held at End of Year) (continued)

December 31, 2006

Identity of Issue	Description of Investment	Current Value
Mutual Funds
Mairs & Power	Growth Fund	$66,193,727
American Funds	EuroPacific Growth R4	98,110,356
PIMCO	Total Return Fund	34,749,666
*Fidelity Management Trust Company	Puritan Fund	140,457,971
*Fidelity Management Trust Company	Magellan Fund	111,742,241
*Fidelity Management Trust Company	Spartan U.S. Equity Index Fund	43,923,280
*Fidelity Management Trust Company	Mid-Cap Stock Fund	47,138,344
*Fidelity Management Trust Company	Equity Income Fund	27,969,418
*Fidelity Management Trust Company	Freedom 2010	1,273,220
*Fidelity Management Trust Company	Freedom 2020	2,498,551
*Fidelity Management Trust Company	Freedom 2030	3,980,831
*Fidelity Management Trust Company	Freedom 2040	4,015,366
*Fidelity Management Trust Company	Freedom 2015	2,153,120
*Fidelity Management Trust Company	Freedom 2025	3,022,691
*Fidelity Management Trust Company	Freedom 2035	2,977,415
*Fidelity Management Trust Company	Freedom 2045	6,608
*Fidelity Management Trust Company	Freedom 2050	91,234

		590,304,039

*Participant loans	Interest rates ranging from 5.00% to 11.00% and maturities through 2021	13,648,377

Total investments		$723,006,855

*	Represents a party-in-interest as defined by ERISA.
**	Benefit responsive GICs are reported at contract value.

SIGNATURES

The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

FOX INVESTMENT PLAN

By:	/s/ Lynn L. Franzoi
Lynn L. Franzoi
Senior Vice President, Benefits,
Fox Entertainment Group, Inc.

Date: June 27, 2007

EXHIBITS

Exhibit No.	Description
23.1	Consent of Ernst & Young LLP